SIDLEY AUSTIN LLP 1000 LOUISIANA STREET SUITE 6000 HOUSTON, TX 77002 (713) 495 4500 (713) 495 7799 FAX	BEIJING BOSTON BRUSSELS CHICAGO DALLAS GENEVA	HONG KONG HOUSTON LONDON LOS ANGELES NEW YORK PALO ALTO	SAN FRANCISCO SHANGHAI SINGAPORE SYDNEY TOKYO WASHINGTON, D.C.

mmetts@sidley.com (713) 495-4501	FOUNDED 1866

December 16, 2014

VIA EDGAR

H. Roger Schwall
Assistant Director
Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:                                                     ZaZa Energy Corporation
Post-Effective Amendment No. 12 to Form S-1 on Form S-3
Filed December 5, 2014
File No. 333-184036

Dear Mr. Schwall,

ZaZa Energy Corporation (referred to herein as “we,” “our,” “us,” or the “Company”) is in receipt of your letter dated December 15, 2014 regarding the Company’s Post-Effective Amendment No. 12 to Form S-1 on Form S-3 filed December 5, 2014.  This letter sets forth the response of the Company to the comment of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”).  For your convenience, the response is prefaced with the exact text of the Staff’s comment in italicized text.

General

1.                                      Comment:

We note that you are registering the resale of 3,178,188 shares of common stock in this Post-Effective Amendment No. 12, which is an increase of 196,123 shares of common stock from Post-Effective Amendment No. 11. We also note your disclosure on page 5 that the number of outstanding shares of your common stock represented by the Warrants has increased as the result of anti-dilution adjustments in the Warrants and amendments to the Securities Purchase Agreement. Please provide your written analysis as to why you believe you may use Post-Effective Amendment No. 12 to register the resale of the additional shares of common stock. As part of your response, please explain how the anti-dilution adjustments in the Warrants and the amendments to the Securities Purchase Agreement triggered the increase in shares of common stock underlying the Warrants. Please also tell us whether you are relying on Securities Act Rule 416 in connection with adding such shares to your registration statement.

Sidley Austin (TX) LLP is a Delaware limited liability partnership doing business as Sidley Austin LLP and practicing in affiliation with other Sidley Austin partnerships.

Response:

On September 21, 2012, the Company filed the original registration statement on Form S-1 (as amended by pre-effective Amendment No. 1 to Form S-1 filed on November 30, 2012) for the registration of 32,561,223 shares of common stock of the Company upon exercise of the warrants issued by the Company on February 21, 2012 that expire on August 21, 2020 (the “2020 Warrants”), before any adjustment to account for the 1-for-10 reverse stock split effected by the Company on August 19, 2014.  At the time of the filing of the original registration statement, that share number was the Company’s estimate at the time of the maximum number of shares of common stock that could be issued upon exercise of the 2020 Warrants for the foreseeable future.  The Company indicated on the front cover of the original registration statement that, pursuant to Rule 416 under the Securities Act, the original registration statement also covered such additional shares of common stock that may be issued as a result of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions, each of which would be outside the control of the holders of the 2020 Warrants.  As a result of issuances by the Company of shares of common stock pursuant to a settlement agreement with an unrelated third party (which itself holds no 2020 Warrants), the anti-dilutive adjustment mechanisms contained in Section 7.3(b) of the 2020 Warrants were triggered.  These anti-dilution adjustments have been an integral part of the terms of the 2020 Warrants since they were first issued in 2012. As a result of the anti-dilution adjustment, (i) the total number of shares underlying the 2020 Warrants was increased by 196,123 shares to 3,178,188 shares as of the filing of Post-Effective Amendment No. 12 on Form S-1 to Form S-3 and (ii) the exercise price was reduced from $18.21 per share to $17.09 per share.  In accordance with Rule 416(a) under the Securities Act, the additional 196,123 shares underlying the 2020 Warrants are covered by the original registration statement, because they are being offered as a result of automatic anti-dilution provisions contained in the 2020 Warrants in connection with an unrelated transaction with a third party over which none of the holders of the 2020 Warrants had any control.  Please note that the foregoing is substantially the same as the response we provided on January 15, 2014 and July 1, 2014 in response to very similar comments on Post-Effective Amendment No. 7 to Form S-1 and Post-Effective Amendment No. 10 to Form S-1 on Form S-3, respectively, relating to the Company’s reliance on Rule 416.  After the Staff deliberated and considered our prior response, the Staff had informed us that the Staff had no further comments.

Please direct any questions or comments regarding the foregoing to me at (713) 495-4501.

Sincerely,

/s/ J. Mark Metts

J. Mark Metts

cc:                                                  Scott Gaille, ZaZa Energy Corporation

Paul F. Jansen, ZaZa Energy Corporation